SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi

______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated December 12, 2005.  GRUPO TMM ANNOUNCES PURCHASE OF WAREHOUSING COMPANY.

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernandez	Kristine Walczak
Chief Financial Officer	Investors, Analysts and Media
011-525-55-629-8778	1-312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner
Senior VP, Investor Relations
011-525-55-629-8725 and 1-203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
1-212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES PURCHASE OF WAREHOUSING COMPANY

(Mexico City, December 11, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM” or the ”Company”), a Mexican multimodal transportation and logistics company, announced today it has acquired Almacenadora de Depósito Moderno S.A. de C.V (”Ademsa”), the fourth largest warehousing system in Mexico for a combination of cash and debt of $9.0 million. With successful earn outs and other incentives in place the approximate total purchase price could be $13.0 million in a combination of cash and debt. Grupo TMM expects this acquisition to contribute at least $2.9 million in EBITDA during its first year of operation and $15.0 million in revenues.

Javier Segovia said, ”The acquisition of this warehouse company will produce a continued revenue growth in the Logistics division as all types of synergies are created with our existing customer base and moreover customers will be given one more component to help them in their total supply chain distribution needs.”

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.